



RSM US LLP

Report of Independent Registered Public Accounting Firm

Member of DZ Financial Markets LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which DZ Financial Markets LLC (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) proprietary trading; (2) private placement of securities; (3) underwriting or selling group participant on a firm commitment basis; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to: (1) proprietary trading; (2) private placement of securities; (3) underwriting or selling group participant on a firm commitment basis; and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

RSM US LLP

Chicago, Illinois
March 20, 2025

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DZ Financial Markets

Management's Exemption Report pursuant to Rule 17a-5, 17C.F.R. §240.17a-5 of the Securities and Exchange Act of 1934

DZ Financial Markets LLC
One Vanderbilt / 49th Floor
New York, NY 10017

Telephone (212) 745 1600
Telefax (212) 745 1616

Gerhard Summerer
President
Direct Tel. (212) 745 1600
Direct Fax (212) 745 1616
Gerhard.Summerer@DZBank.de

March 19th, 2025

DZ Financial Markets LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:
(1) proprietary trading; (2) private placement of securities, (3) underwriting or selling group participant on a firm commitment basis and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Gerhard Summerer, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

(President)